Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

The Flowr Corporation
461 King Street W., Floor 2
Toronto, Ontario
M5V 1K4

Item 2	Date of Material Change

May 10, 2019

Item 3	News Release

A news release in respect of the closing of the Private Placement (as defined below) was disseminated by The Flowr Corporation (“Flowr” or the “Company”) over GlobeNewswire on May 10, 2019.

Item 4	Summary of Material Change

On May 10, 2019, Flowr completed a non-brokered private placement of 2,165,547 common shares at a price of C$6.25 per common share for aggregate gross proceeds of approximately C$13.5 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On May 10, 2019, Flowr completed a non-brokered private placement of 2,165,547 common shares at a price of C$6.25 per common share for aggregate gross proceeds of approximately C$13.5 million (the “Private Placement”). All securities issued under the Private Placement are subject to the customary four-month hold period and may not be traded before September 11, 2019. In addition, common shares issued to subscribers in the United States will be subject to a hold period under the U.S. Securities Act of 1933, as amended (the “1933 Act”) and can only be resold in strict compliance with the applicable exemptions from the registration requirements of the 1933 Act. Flowr insiders subscribed for a total of approximately C$3.6 million or 578,618 common shares.

The net proceeds from the Private Placement will be used for general working capital purposes and administration expenditures, including for the funding of construction of certain operations of Holigen Holdings Limited.

As of the date of this material change report, the Private Placement remains subject to the final acceptance of the TSX Venture Exchange.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Alexander Dann
Chief Financial Officer

877- 356- 9726

Item 9	Date of Report

May 14, 2019

Forward-Looking Information

This material change report includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: statements with respect the Private Placement, including the receipt of final approval from the TSX Venture Exchange, the use of proceeds from the Private Placement, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and address specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks associated with Flowr not receiving TSX Venture Exchange final approval for the Private Placement, which could impact the ability of Flowr to close the Private Placement or require Flowr to amend the terms of the Private Placement, Flowr not using the proceeds of the Private Placement as described herein, or the use of the proceeds not advancing Flowr’s or Holigen’s business, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr’s products to appeal to the adult-use recreational market and address specific patient needs in the medicinal market, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.